CEVA, SMIC and Brite Semiconductor Partner to Provide Hard Macro Versions of CEVA DSP Cores and Platforms

Agreement aimed at expediting customer designs utilizing CEVA DSP cores for a range of applications, including communications, connectivity, imaging, vision, audio and voice

MOUNTAIN VIEW, Calif. and SHANGHAI, March 19, 2014 /PRNewswire/ — CEVA, Inc. (NASDAQ: CEVA), the leading licensor of silicon intellectual property (SIP) platform solutions and DSP cores, Brite Semiconductor (Shanghai) Corporation, a leading IC design and turnkey service provider, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), today jointly announced a collaboration to provide hard macro versions of CEVA’s DSP cores for customers wishing to reduce the risk and design cycle time for their SoC projects. Under the agreement, Brite Semiconductor has licensed a range of CEVA DSP core technologies solely to develop fully optimized application-specific hard macros that will be manufactured at SMIC’s foundry.

“CEVA’s DSP cores and platforms lead the industry in terms of performance and power efficiency, and we are delighted to partner with them and SMIC to offer our customers fully optimized designs that reduce risk and expedite time-to-market for a wide range of applications,” said Dr. Charlie Zhi, President & CEO of Brite Semiconductor. “Through the close collaboration with CEVA and SMIC, we are bringing significant value and expertise to our customers who seek to take advantage of CEVA’s industry-leading DSP core technologies.”

“Partnering with CEVA and Brite to deliver fully integrated platforms using our advanced processes and technologies will enable us to better serve our customers seeking increased performance and more energy-efficient solutions,” said Dr. Tianshen Tang, senior vice president of SMIC Design Service. “Our foundry is the most advanced in mainland China and the addition of support for CEVA’s latest DSP cores further extends our capabilities and leadership in China’s burgeoning semiconductor industry.”

“China is a highly strategic market for CEVA, with a rapidly expanding semiconductor industry developing some of the most innovative technologies in mobile and consumer electronics industries,” said Gideon Wertheizer, CEO of CEVA. “Our DSPs for communications, connectivity, imaging, vision, audio and voice lead the industry in terms of performance and power efficiency and now our customers can gain access to them easier than ever. This collaboration between CEVA, SMIC and Brite aims to help companies to truly differentiate their SoCs with minimal design risk.”

Under the agreement, Brite and SMIC will provide complete design and manufacturing services - including the incorporation of the CEVA DSP core hard macros into SMIC’s design databases. The hard macro solutions resulting from the collaboration will enable SMIC customers to utilize their foundry process with minimum integration cost, accelerated integration time and reduced risk.

About CEVA, Inc.

CEVA is the world’s leading licensor of silicon intellectual property (SIP) DSP cores and platform solutions for the mobile, portable and consumer electronics markets. CEVA’s IP portfolio includes comprehensive technologies for cellular baseband (2G / 3G / 4G), multimedia (vision, imaging and HD audio), voice processing, Bluetooth, Serial Attached SCSI (SAS) and Serial ATA (SATA). In 2013, CEVA’s IP shipped in over 1 billion devices, powering smartphones from many of the world’s leading OEMs, including HTC, Huawei, Lenovo, LG, Nokia, Motorola, Samsung, Sony, TCL and ZTE. Today, more than 40% of handsets shipped worldwide are powered by a CEVA DSP core. For more information, visit www.ceva-dsp.com. Follow CEVA on twitter at www.twitter.com/cevadsp.

About Brite Semiconductor

Brite Semiconductor is a world-leading ASIC design services company, providing customers with ULSI ASIC/SoC chip design and manufacturing services. Brite Semiconductor was co-founded by Semiconductor Manufacturing International Corporation and Open-Silicon, as well as venture capital firms from China and abroad. As the strategic partners, SMIC and Open-Silicon provide Brite Semiconductor with strong technical and manufacturing support. Targeted at 90nm/65nm/40nm and high-end SoC design services, Brite Semiconductor provides flexible turn-key service from RTL/netlist to chip delivery, and seamless, low-cost, and low-risk solutions to customers. For more information, please refer to the Brite Semiconductor website: www.britesemi.com

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer and has begun offering advanced 28nm process technology. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

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SMIC Contact Information:

English Media

Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media

Angela Miao
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Email: Angela—Miao@smics.com